UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2005

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4 -1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-6326, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X         Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                  No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 22, 2005

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

The Norinchukin Bank

Mitsubishi Tokyo Financial Group, Inc.

UFJ Holdings, Inc.

Nippon Shinpan Co., Ltd.

Strategic Business and Capital Alliance in Retail Business

between The Norinchukin Bank and Mitsubishi UFJ Financial Group

Tokyo, September 22, 2005- The Norinchukin Bank (“Norinchukin”; President and CEO: Hirofumi Ueno), Mitsubishi Tokyo Financial Group, Inc. (“MTFG”; President and CEO: Nobuo Kuroyanagi), UFJ Holdings, Inc. (“UFJ”; President and CEO: Ryosuke Tamakoshi) and Nippon Shinpan Co., Ltd. (“Nippon Shinpan”; President and Representative Director: Kazuhiro Omori) have today agreed to enter into a strategic business and capital alliance concerning the retail business of JA Bank.

Subject to approval by the relevant authorities, MTFG and UFJ plan to form the Mitsubishi UFJ Financial Group (“MUFG”) in October 2005. In addition, Nippon Shinpan is scheduled to become a consolidated subsidiary of UFJ Bank Limited, and merge with UFJ Card Co., Ltd. to form UFJ NICOS Co., Ltd. (“UFJ NICOS”) in October 2005.

I. Purpose of Strategic Business and Capital Alliance

As a result of changes in the economic environment and lifestyle in Japan, the financial needs of individual customers have become increasingly diversified and sophisticated. In light of such circumstances, it has become our important mission as financial institutions to fulfill our customers’ financial needs in a timely and appropriate manner in various aspects, including our business operations in credit cards, card loans, various asset management products and testamentary trust services, and ensuring security in financial transactions.

Based on this understanding, Norinchukin and MUFG have agreed to enter into an extensive business alliance in the retail business of JA Bank for the purpose of making optimal use of the extensive customer base and operational network of JA Bank, and the advanced technology and product marketability of MUFG. Through such business alliance, Norinchukin will additional further expand and strengthen JA Bank’s retail business base so that JA Bank may provide further attractive products to its members and customers. At the same time, MUFG will strengthen its revenue base by increasing the number of UFJ NICOS Card members, providing various retail products and know-how to JA Bank, accepting outsourcing of infrastructure from JA Bank, and so forth. Furthermore, in order to establish a strong mutual partnership and make the business alliance stable and effective, Norinchukin has decided to provide capital to MUFG and UFJ NICOS.

JA Bank aims to build an efficient financial service group with its own solid customer base and strong and close customer relationships, focusing on its members and users as core customers. At the same time, MUFG intends to further strengthen its retail business as one of its core businesses in an effort to accomplish its goal of reaching the, “Global Top Five.” The business and capital alliance agreed upon between Norinchukin and MUFG at this time represents the strategic policy of both parties based upon the above objectives.

II. Content of Business Alliance

1.	Business Alliance

Norinchukin and MUFG plan to pursue an extensive business alliance with respect to the retail business of JA Bank, mainly in respect of the following matters:

(1)	Alliance between Norinchukin and UFJ NICOS

a)	Card business

1)	Through infrastructure, know-how, etc. provided by UFJ NICOS, JA Bank will provide smooth and stable credit card services based upon an affiliated credit card system.

2)	Norinchukin and UFJ NICOS will jointly research and develop an attractive incentive point program to be introduced by JA Bank.

3)	Norinchukin and UFJ NICOS will examine together the possibility of entering into an alliance with respect to JA Bank’s IC cash card business.

b)	Guarantee of small amount loan

UFJ NICOS will provide sub-guarantees to small amount loans, guaranteed by Kyodo Housing Loan Co., Ltd., which is a consolidated subsidiary of Norinchukin.

(2)	Business alliance between Norinchukin and MUFG’s subsidiary bank (currently existing as The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited, respectively; prepared to be merged as of January 2006 and to become the Bank of Tokyo-Mitsubishi UFJ).

a)	MUFG’s subsidiary bank will provide JA Bank with infrastructure and know-how in relation to the “Self Issuing Scheme” of multi-functional IC cards equipped with the biometric verification system.

b)	Services concerning ATMs

1)	MUFG’s subsidiary bank will provide infrastructure and know-how to JA Bank, upon its introduction and launch of the new ATM system, applicable for multi-functional IC cards equipped with the biometric verification system (hereinafter referred to as the “New-Type ATM”).

2)	Norinchukin and MUFG’s subsidiary bank will examine together the possibility of cross-over use of the New-Type ATMs operated by JA Bank and MUFG’s subsidiary.

(3)	Business alliance between Norinchukin and MUFG’s subsidiary trust bank (currently existing as The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited, respectively; scheduled to be merged as of October 2005 to become Mitsubishi UFJ Trust and Banking Corporation).

MUFG’s subsidiary trust bank will provide consulting services and administrative services with respect to the execution services of wills and inheritance arrangement services which have been provided by Nochu Trust & Banking Co. Ltd., a consolidated subsidiary of Norinchukin.

2.	Capital Alliance

Norinchukin and MUFG will pursue the following capital alliance in order to create a stable and efficient business alliance between the parties:

(1)	Norinchukin will invest approximately 100 billion yen in MUFG, subject to agreement on the details and method which will be further discussed and determined between the parties.

(2)	Norinchukin will invest approximately 100 billion yen in UFJ NICOS, subject to agreement on the details and method which will be further discussed and determined between the parties, including the possible method where Norinchukin will purchase 50,000,000 shares of First Series Class I Stock of Nippon Shinpan held by UFJ Bank Limited at fair market value. On and after the capital alliance, there will be no change to the current policy of Nippon Shinpan to have UFJ NICOS continue to list its shares on a stock exchange.

III. Schedule

Norinchukin and MUFG will proceed with specific discussions aiming to execute a formal agreement concerning the aforementioned business alliance and capital alliance by the end of December 2005.

Contacts:

The Norinchukin Bank	Public Relations Division	03-5222-2019
Mitsubishi Tokyo Financial Group, Inc.	Corporate Communications Office	03-3240-7651
UFJ Holdings, Inc.	Public Relations Department	03-3212-5460
Nippon Shinpan Co., Ltd.	Public Relations Department	03-3817-1094